UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

REGEN BIOLOGICS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

75884M302

(CUSIP Number)

Ivy Healthcare Capital II, L.P.

One Paragon Drive

Suite 125

Montvale, New Jersey 07645

Copy to:

Roger Meltzer, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75884M302

1.	Names of Reporting Persons Russell F. Warren, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,500

	8.	Shared Voting Power 1,183,227(1)

	9.	Sole Dispositive Power 27,500

	10.	Shared Dispositive Power 1,183,227(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,210,727(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.3%

14.	Type of Reporting Person (See Instructions) IN

 (1) 164,285 shares reported of common stock are attributable to Warrants if exercised.

CUSIP No. 75884M302

1.	Names of Reporting Persons Robert W. Pangia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,183,227(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,183,227(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,183,227(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.9%

14.	Type of Reporting Person (See Instructions) IN

 (1) 164,285 shares reported of common stock are attributable to Warrants if exercised.

CUSIP No. 75884M302

1.	Names of Reporting Persons Ivy Healthcare Capital II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,183,227(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,183,227(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,183,227(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.9%

14.	Type of Reporting Person (See Instructions) PN

 (1) 164,285 shares reported of common stock are attributable to Warrants if exercised.

CUSIP No. 75884M302

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed by Ivy Healthcare Capital II, L.P., (“Ivy Healthcare”), and Russell Warren, Jr. (“Warren”) on October 18, 2007 (the “Original Schedule 13D”), as previously amended by Amendments No. 1, No. 2, No. 3 and No. 4 thereto (the Original Schedule 13D as so amended, the “Schedule 13D”) relating to its beneficial ownership of the common stock, par value $0.01 (the “Common Stock”) of ReGen Biologics, Inc., (the “Issuer”).  This Amendment No. 5 (i) amends Item 3 of the Schedule 13D as set forth below, (ii) amends Item 4 as set forth below, (iii) amends Item 5 as set forth below, and (iv) amends Item 7 as set forth below.  Unless amended or supplemented by this Amendment No. 5, all information previously reported on the Schedule 13D remains in effect.

Item 1.	Security and Issuer
There is no change to Item 1 of the Original Schedule 13D.

Item 2.	Identity and Background
There is no change to Item 2 of the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On January 16, 2009, Ivy Healthcare entered into a subscription agreement (the “Subscription Agreement”) to purchase from the Issuer 285,715 shares of Common Stock of the Issuer for aggregate consideration of $1,000,000.

In connection with Ivy Healthcare’s purchase of the Issuer’s Common Stock pursuant to the Subscription Agreement, all of the outstanding convertible notes issued by the Issuer to Ivy Healthcare are to be converted into shares of the Issuer’s Common Stock.  Ivy Healthcare is entitled to receive 206,882 shares in the aggregate of the Issuer’s Common Stock in respect of the principal of and accrued and unpaid interest on the convertible notes held by Ivy Healthcare.

In connection with Ivy Healthcare’s purchase of Common Stock under the Subscription Agreement, Ivy Healthcare will receive a Warrant Certificate that entitles Ivy Healthcare to purchase up to 42,858 fully paid and non-assessable shares of Common Stock for $1.20 per share.

Ivy Healthcare financed the purchase of the Common Stock and the Warrant through the use of working capital.

Item 4.	Purpose of Transaction
The Reporting Persons acquired the Common Stock and the Warrant for investment purposes.

 Subscription Agreement

On January 16, 2009, ReGen and Ivy Healthcare entered into the Subscription Agreement.  Ivy Healthcare subscribed for and agreed to purchase from the Issuer 285,715 shares of Common Stock of the Issuer for aggregate consideration of $1,000,000.

ReGen Biologics, Inc. Warrant Certificate:

In connection with Ivy Healthcare’s purchase of Common Stock under the Subscription Agreement, Ivy Healthcare will receive a Warrant Certificate that entitles Ivy Healthcare to purchase up to 42,858 fully paid and non-assessable shares of Common Stock for $1.20 per share.  The Warrant is exercisable at any time after the issuance, and until 5:00 p.m. New York time on January 16, 2014.

In lieu of exercising any portion of the Warrant represented in the Warrant Certificate, Ivy Healthcare may elect to have the Warrant converted into the nearest whole number of shares of Common Stock.  The conversion rights provided in the Warrant Certificate may be exercised at any time while any Warrants remain outstanding.

CUSIP No. 75884M302

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of January 16, 2009, Ivy Healthcare and Robert Pangia (“Pangia”) beneficially owned 1,018,942 shares of Common Stock and Warrants which, if exercised, would entitle the Reporting Persons to purchase 164,285 shares of Common Stock.  In the aggregate, Ivy Healthcare and Pangia beneficially own 1,183,227 shares of Common Stock on an as converted basis, constituting approximately 17.9% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 5,965,729 shares of Common Stock outstanding as of December 31, 2008, as set forth in the Subscription Agreement, dated January 16, 2009, by and among the Issuer and the undersigned Investors thereto).

As of January 16, 2009, Warren beneficially owned 1,046,442 shares of Common Stock and Warrants which, if exercised, would entitle the Reporting Persons to purchase 164,285 shares of Common Stock.  In the aggregate, Warren beneficially owns 1,210,727 shares of Common Stock on an as converted basis, constituting approximately 18.3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 5,965,729 shares of Common Stock outstanding as of December 31, 2008, as set forth in the Subscription Agreement, dated January 16, 2009, by and among the Issuer and the undersigned Investors thereto).

The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Reporting Persons listed below:

Name	Number of Shares of Common Stock	Warrants, if exercised	Percentage of Outstanding Common Stock

Ivy Healthcare	1,018,942	164,285	17.9%
Warren	27,500	—	0.4%

(c) (d) and (e).  Not Applicable

CUSIP No. 75884M302

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There is no change to Item 6 of the Original Schedule 13D.

Item 7.	Material to be Filed as Exhibits
The following exhibits are filed as part of this statement Exhibit 99.1 Subscription Agreement (1) (Exhibit 10.1) Exhibit 99.2 Form of Warrant Certificate (1) (Exhibit 10.2)

(1)   Incorporated by reference from the Current Report on Form 8-K filed by ReGen Biologics, Inc. on January 22, 2009.

CUSIP No. 75884M302

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 26, 2009

IVY HEALTHCARE CAPITAL II, L.P.

	By:	/s/ Robert W. Pangia
Name: Robert W. Pangia
Title: Manager

/s/ Russell F. Warren, Jr.
Russell F. Warren, Jr., Individually

/s/ Robert W. Pangia
Robert W. Pangia, Individually